Offering Statement for
Attorney Et Al. Inc. (“Attorney Et Al”)

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Attorney Et Al. Inc.

   1903A Cooley Ave

EAST PALO ALTO, CA 94303

Eligibility

2. **The following are true for Attorney Et Al. Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   MICHAEL GABRIEL

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Michael Gabriel, President of Attorney Et Al from July 2018 - present. From 1997 to the present time he has also worked as a self-employed attorney. Since 1979, Mr. Gabriel has been a practicing attorney with practical experience in every field in which he has written a book. Michael Gabriel has authored nineteen legal books. Mr. Gabriel passed the California, Colorado and Nevada bar exams on his first attempts. He is proficient in both the Westlaw and Lexis computerized legal research systems. As a corporate, tax and transactional attorney, Mr. Gabriel oversees and manages the litigation, contract negotiations, tax planning, commercial transactions, SEC matters and other such related affairs of his clients. In addition, he renders legal opinions, performs legal research and draft whatever legal documents that are needed. Working closely with all levels of his clients' management, he renders legal advice and guidance on their labor, management and legal affairs. In addition to his legal practice, Mr. Gabriel has taught business law, management and employment law at the Western Nevada Community College. Mr. Gabriel's graduate education is extensive. He possesses both a Master of Laws (LLM.) degree in Taxation along with Diploma in Taxation from the

University of San Diego-School of Law. Mr. Gabriel's Master's thesis was titled, "The Tax Consequences and Recommendations For A Subsidiary Dealing in Its Parent's Stock." Mr. Gabriel also possesses a Master of Science in Management (MSM) from Pacific Christian College. In his Master's program, Mr. Gabriel specialized in the business and communication skills needed both the business and legal environment. Mr. Gabriel's experience in both regulatory and administrative law is both varied and comprehensive. Mr. Gabriel has represented clients before a variety of administrative agencies. Some such agencies have been the IRS, the Franchise Tax Board, OSHA, the Labor Board and the Division of Oil and Gas. Mr. Gabriel also possesses significant litigation, trial and appellate experience. One of his reported cases was an important securities case, MORELAND vs. THE DEPARTMENT OF CORPORATION (1987) 194 Cal.App.3d 506. This case served as a basis for a CBS 60 MINUTES segment and articles were written on it in the LOS ANGELES TIMES and THE CHRISTIAN SCIENCE MONITOR. The case is important because it served to settle the security law in a commodity trading situation. Mr. Gabriel was the attorney who had approved in California the scientific test of thermography. Years ago, thermography was not accepted in California as a scientific test. Mr. Gabriel's firm had a product liability case in which our client was injured in falling off a forklift, which did not have safety features. His client's soft tissue injuries did not show up in any admissible test. Only thermographs showed the injuries exactly where the client claimed pain but the test was not accepted in California. The Superior Court refused to allow the use of the test as evidence and even the Appellate Court denied a writ to allow it. Mr. Gabriel, however, went on and filed a writ with the California Supreme Court. The day before the trial was to start the Supreme Court granted the writ and vacated the trial date and from that day thermographs have been accepted scientific tests in California Courts for both civil and criminal cases. Mr. Gabriel passed the California, Colorado and Nevada bar exams on his first attempts. In fact, in Colorado, the rule was that if an attorney gets 98% or higher, meaning missing no more than two questions out of the 200 on the multi state, the state bar does not read the written questions. Mr. Gabriel was congratulated by the Colorado bar, as one of those persons. Mr. Gabriel is proficient in both the Westlaw and Lexis computerized legal research systems in addition to having practically developed online legal education. The scope and breath of Mr. Gabriel's legal knowledge is itself easy to verify by the nineteen legal books, which he has written. Seventeen of these books, which are listed below, are sold to the public as self-help legal books by LAWYER AT LARGE.LLC and which also serve as the course materials for the CLE lectures offered by Attorney Et AL. All of the courses and books are designed to competently prepare and train an attorney to practice in the field for which he or she may not otherwise have practiced.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

MICHAEL LYNN GABRIEL

Securities:	5,000,000
Class:	Class A Common Shares

Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   WE BELIEVE THAT IS NOT BAD TO MAKE MONEY BY FREELY DOING A LOT OF GOOD There are three major social media sites Facebook, Twitter and LinkedIn and they have carved their own niches in social media. Facebook's is family social media, Twitter true social and Linkedin for jobs. We cannot expect to be as successful as these sites, and nobody should invest thinking that we are comparable to these sites. However, we believe their model can work for us. They have demonstrated that social media generates billions of dollars of revenue. Our desire is to share in that revenue by offering our services free and by relying solely on future ad revenue in creating a dedicated professional social media site. The big scene in the movie "Wall Street" was where Michael Douglas gave a speech wherein he stated greed was good and explained why. The character played by Michael Douglas said, "The point is, ladies and gentleman, that greed, for lack of a better word, is good. Greed is right, greed works. Greed clarifies, cuts through, and captures the essence of the evolutionary spirit. Greed, in all of its forms; greed for life, for money, for love, knowledge has marked the upward surge of mankind." What we are doing is actually old. Our business model, in fact, is almost as old as business itself. We have updated, developed, innovated and created an underserved area of social media and are offering many free services rather than just one so as to control the field. We dedicate a social media to just one profession and we freely offer services that users would want for that profession. Today there are a few small single service social media sites for some professions which consist of bulletin boards or message sites and some even have classified ads. However, we believe that no site, except ours, covers all the needs of the legal profession so that the users, i.e. attorneys, will maximize their income and for the public to find them, ask questions and select competent legal help. It took three years to create our dedicated legal social media site for both the public and attorneys to use. In essence, we created a professional social media department store where everything now is done piecemeal, if at all, by separate and disparate social media sites and other services not usually offered are now free under one roof. In short, our motto is that "We are the Walmart of Social Media." at least until Walmart asks us to quit for copyright infringement, We deeply respect the Walmart business model and applied it to ours. Unlike all other social media sites which offer only one service for a profession, we offer on our site many services of the legal profession, and provide them to the public for free. Our site is done, completed, functional and up. Both Attorneys and the public can go to our site www.attorneyetal.com and use it now. The site is fully functional. If you are an attorney you can use all of the free services now. If you want to find an attorney or ask a legal question of an attorney, you can do so now for free. You will never be asked to pay for anything. We are seeking through this offering to raise funds for a national advertising campaign to inform attorneys and the public of who we are and what we are doing for free. We have completed the research and development and are now live. Our site is live at www.attorneyetal.com and we are being used by the public and the attorneys and plan through this offering a national campaign to reach up to one million attorneys in the United States and the public in general. Everything we offer as discussed in this site is free. Our Table of Comparable Services clearly shows what we offer free. We offer all the services for free and expect to make our revenue from advertising. Traffic is the key to success. That is why Attorney Et Al offers so many free services so as to generate traffic. The general rule of thumb for internet advertising as covered in https://www.minterest.com/how-much-traffic-do-you-need-to-make-money/ and https://www.rankxl.com/100-day-traffic Studies suggest that 100,000 hits per day generates $100,000 gross income at the end of the year for a one static display ad. There are over 1 million attorneys in the United States. If only 50,000 join Attorney Et Al and view their sites 2 times a day that alone generates 100,000 hits per day. If there are 5 ads viewed on the site that is equal to half a million hits per day. So to maximize view age and traffic to the site, Attorney Et Al has designed the site to be most attractive to attorneys and the public and we expect we will continue to improve the site by every means possible. Our goal is to attract virtually every attorney wishing to make his practice more profitable and every person having a legal question to use our free services for their own

enlightened self-interest.

Attorney Et Al currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Attorney Et Al. Inc. speculative or risky:**
   1. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. OUR BUSINESS PROJECTIONS ARE PROJECTIONS ONLY There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.
   2. ANY VALUATION AT THIS STAGE IS DIFFICULT TO ASSESS The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
   3. THE TRANSAFERABILITY OF THE SECURITIES BEING SOLD IS LIMITED Any Security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.
   4. THE INVESTMENT COULD BE ILLIQUIID FOR A LONG TIME An investor should be prepared to hold this investment for several years or longer. For the 12 months following the investment there will be restrictions on how when the investor can resell the securities he received. More importantly, there is no established market for these securities and there may never be one. As a result, if the investor decides to sell these securities in the future, he may not be able to find a buyer. The Company may be acquired by an existing player in the social media industry. However, that may never happen or it may happen at a price that results in the investor losing money on this investment.
   5. UNCERTAIN RISK An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Security should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company in addition to the other information listed in the Company's Form C. The following risk factors are not intended,

and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

6. No shareholder or combination of shareholders which together might hold more than 20% of the outstanding voting securities has any special rights or privileges that would affect the purchase of the securities being offered. Each share of outstanding voting stock carries with it the right to vote as a single share and all motions for company actions are carried by cumulative majority vote with each share having one and only one vote on the measure. You are agreeing to give your voting rights to a custodian, who will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

7. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay debt and to support its operations. The Company does not intend in the foreseeable future to pay any dividends to holders of its securities.

8. We may conduct future offerings of our shares of common stock and pay debt obligations with our common stock which may diminish our investors' pro rata ownership and depress our stock price. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

9. Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition, and operating results.

10. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability.

11. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects, and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation, and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

12. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

20. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

22. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Attorney Et Al. Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,060,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Attorney Et Al seeks to raise upwards of $1,060,000 to complete the launch of a national advertising campaign for our legal social media site by covering the advertising expenses. The development costs for the site have been covered by Attorney Et Al. The investment is to be used to hire staff to maintain the site and interface with attorneys as well as for covering advertising expenses. The actual development and creation costs of the site are being funded entirely by Attorney Et Al. The purpose of this offering is so that we can be assured that we have enough capital on hand for an effective national media campaign so as limit the time our competitors will have to establish themselves offering the same services as we do. The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we raise our target amount of $10,000 -Cover advertising, accounting and website expenses. If we raise $250,000: -Above projects, and: -Expand our engineering team to help with product development on mobile and web projects such as: video uploading and an improved chat messaging system, and pay for another offering by either Reg A or going public through a reverse public merger and listing the company's stock for sale on the OTC Exchange. If we raise $500,000: -Above projects, and: -Hire additional engineers to help expand product development to focus on mobile and web projects such as: backend performance improvements and standalone mobile apps for chat and streaming. Invest in marketing for user and content creator acquisition. If we raise $750,000: -Above projects, and: -Hire additional engineers to help expand product development to focus on mobile and web projects such as: further monetization projects for creators. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $1,000,000 over the course of that time as follows -Above projects, and: -Further develop Attorney Et Al with additional features such as analytics, longer form posts, and other ways to monetize content. The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Irregular Use of Proceeds The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to an officer, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of back payments.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$51,940
Compensation for managers	$0	$80,000
Working Capital	$0	$0
Advertising	$3,910	$700,000
Legal Fees	$0	$30,000
Leases	$0	$20,000
Web Site	$4,600	$24,000
Accounting	$1,000	$10,000
Additional fund raising costs; i.e.Reg A, Reg D or reverse merger	$0	$144,060
Total Use of Proceeds	**$10,000**	**$1,060,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Attorney Et Al. Inc. must agree that a transfer agent, which keeps records of our outstanding Class A Common Shares (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $2.00 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Shares	25,000,000	5,000,000	Yes	
Class B Common Shares	10,000,000	0	No	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has no convertible debt, and there are no warrants, options, or other convertible instruments outstanding, which if exercised, would dilute the investors who purchase shares in this offering.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuance of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our shares of common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In the future, any negotiation with a related party may result in terms that are unfavorable to you. Also, related-party financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. We anticipate that any transactions with related parties will be vetted and approved by executives unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has Attorney Et Al. Inc. conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Equidam has given Attorney Et Al a pre-funding valuation of the company of $5.3 million based in part on our projection that our professional social media site we would be generating at least $3 million in revenue within 3 years. We believe this estimate is conservative given that we know of no other fully dedicated social media offering that provides all of our services free to users. The site has taken three years to build and we believe it would cost at least $2 million to replicate from scratch, as that is what has been invested in time, property and cash to create the site. Our legal social media is completed, up and running at www.attorneyetal.com. The funds sought in this offering are not for development. The funds are primarily for marketing and advertising on a national campaign so as attract both attorneys and the public as users and thus generate traffic for advertisers. There is no capital or debt to repay. The company is debt free and free of liens and encumbrances. The company does not have any debts, loans or contracts with the shareholders. The company is solvent. The company does have a line of credit from shareholders for $100,000 which has not been used and is available after the crowdfunding has been completed. In order to understand the income projections for Attorney Et Al, Inc it is best to understand the revenue generation model for social media sites in general and then more particularly with what Attorney Et Al is planning. Social media sites derive virtually all of their income from ad revenue on their sites. In this manner social media sites operate much the same as other media advertising sites, such as television, cable and magazines. The fundamental difference in social media sites from traditional media sites is that there is much less labor and effort spent by the employees of the site in its maintenance. A social media site is almost exclusively maintained by the users themselves. Each user of a social media site maintains his or her own site. The provider does just what the name suggests, and provides the space, but it is the user who populates his or her site with the information which the user wishes to present to the world. That is why the billion dollars social media sites have only a few thousand employees, who are not primarily for site maintenance but rather for advertising services and development. Attorney Et Al's site is up and running. There will be some day to day maintenance costs to pay employees whose jobs are to maintain advertising venues and functions. It is the attorney users themselves who maintain their own blogs sites and answer the Ask a Lawyer and Find a Lawyer sites as well as post and communicate with other attorneys. Our business model is to make money solely from advertising revenue. To derive that ad revenue, traffic must come to site. To attract this traffic, many free services are offered to both the public and attorneys as inducements for them to use our legal social media platform. Our legal social media platform allows the public and attorneys to come together freely for their mutual benefit. In doing so we create a one-stop advertising venue where advertisers can reach potentially hundreds of thousands of ad viewers each day for minimal costs. Our plan is that Attorney Et Al's largest source of users will be from the tens of thousands of people who each day have legal questions or who are searching for attorneys for representation. We offer a means for the public to freely ask questions of attorneys in their area on their legal problem, provide an objective means to evaluate an the attorneys' competence and finally decide which attorneys to contact for potential representation.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal**

    securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   1. in connection with the purchase or sale of any security?;
   2. involving the making of any false filing with the Commission?
   3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?
   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a

temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Attorney Et Al. Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

   The following documents are being submitted as part of this offering:

   Governance:

       Certificate of Incorporation: certificateofincorporation.pdf

       Corporate Bylaws: corporatebylaws.pdf

   Opportunity:

       Offering Page JPG: offeringpage.jpg

   Financials:

       Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

   Once posted, the annual report may be found on the issuer's web site at: attorneyetal.com

   The issuer must continue to comply with the ongoing reporting requirements until:

   - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
   - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
   - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   - the issuer liquidates or dissolves its business in accordance with state law.